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News Release	No. 19-391
March 7, 2019

Hanwa Co. Ltd. Completes Acquisition of 9.755% Interest in Waterberg Palladium Project from JOGMEC Including Metal Marketing Rights

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports that the previously announced transaction between the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”) and Hanwa Co. Ltd. (“Hanwa”) has been completed.

In February 2018, JOGMEC held a public tender to transfer 9.755% of JOGMEC’s 21.95% interest in the Waterberg Project. Hanwa successfully won the bid, whereupon Hanwa and JOGMEC started the process required to complete and finalize the transfer. On October 24, 2018 Hanwa and JOGMEC officially entered into a transfer agreement. Upon the recent grant of approval from the government of the Republic of South Africa, the entire transfer procedure has been completed. JOGMEC will continue to be an active joint venture partner and will also continue the promotion of Japanese interests globally through mineral exploration and providing vital information on mineral resources.

Under the terms of the transaction Hanwa has also acquired the marketing right to solely purchase all the metals produced from the Waterberg Project at market prices. The transaction secures a key future source of platinum group metals (“PGM”) and nickel used for automobile catalytic converters, fuel cells and secondary batteries for industries in Japan.

The current measured and indicated mineral resource of the Waterberg deposit stands at 26.34 million ounces 4E (242Mt with an average grade of 3.38 g/t 4E -platinum, palladium, rhodium and gold)*. The deposit is amenable to fully mechanized mining with production costs estimated to be the lowest of PGM mines in South Africa. The deposit is also advantageous because of the highest palladium content (63.04%) amongst South African PGM mines. The mineral reserves and resources will be updated as part of the definitive feasibility study in process. Palladium prices have outperformed recently due to strong demand from autocatalyst manufacturers and a limited supply response capability from traditional producers in Russia and South Africa. Industry analysts expect deficits to continue.

Following the Hanwa transfer Platinum Group continues to hold a 50.02% effective interest in Waterberg JV Co., JOGMEC now holds a 12.195% interest, Impala Platinum Holdings Ltd. (“Implats”) holds a 15% interest, Hanwa holds a 9.755% interest and empowerment partner Mnombo Wethu Consultants (Pty) Ltd. holds the effective balance of the joint venture. JSE listed, broad based empowerment group, Hosken Consolidated Investments Limited (“HCI”) has recently acquired a 19.90% ownership interest in Platinum Group Metals Ltd.

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Implats made a strategic investment of US $30.0 million in November 2017 to purchase their 15% stake in the Waterberg Project. Implats acquired an option to increase its stake to 50.01% by additional share purchases from JOGMEC for an amount of US $34.8 million and a commitment to expenditures of US $130 million for development work on the Waterberg Project and to arrange project financing. Implats also acquired a right of first refusal to smelt and refine Waterberg Project concentrate. The Implats option is exercisable within 90 days of completion of the Waterberg definitive feasibility study which is currently in the final stages of completion.

*Measured and Indicated Mineral Resource totaling 26.34 million 4E ounces is comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium (242.5 Million Tonnes at 3.38 g/t 4E) at a 2.5 g/t 4E cut-off grade on a 100% project basis.

About Hanwa

Hanwa is a Japanese trading company which supplies a broad spectrum of products, including steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and many other items, to an equally diverse range of customers. The company has solid positions in all of these businesses. As a trading company that performs many important roles, Hanwa will continue to enter more business fields in response to changes in the operating environment in order to meet the needs of customers.

About Implats

Impala Platinum Holdings Limited is one of the world’s foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world's supply of primary platinum. Implats’ operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, the two most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely Impala, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

About JOGMEC

Japan Oil, Gas and Metals National Corporation (JOGMEC), an incorporated administrative agency established by the Japanese government, plays a key role in ensuring a constant and stable supply of oil, natural gas, coal, geothermal energy and mineral resources to support industries and citizens in Japan through a wide range of activities relating these resources.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground palladium deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Implats, a smelter and refiner of platinum group metals, recently made a strategic investment in the Waterberg Project.

On behalf of the Board of
Platinum Group Metals Ltd.

PLATINUM GROUP METALS LTD.	…3

“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”), including statements regarding the projections in the Waterberg pre-feasibility study; the completion and contents of the Waterberg definitive feasibility study; the potential exercise of Implats’ option; and the potential development and cost structure of, and production from, the Waterberg Project. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, and the risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC Industry Guide 7. In addition, the terms “mineral resource” and “measured mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.